Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following summary describes the general terms of the common stock, $0.01 par value per share (the “common stock”), and preferred stock, $0.01 par value per share (the “preferred stock”), Safehold Inc. may offer. For a more detailed description of these securities, you should read the applicable provisions of the Maryland General Corporation Law (as amended from time to time, the “MGCL”), our amended and restated charter (“charter”) and our second amended and restated bylaws (“bylaws”). As used in this summary, references to the “Company”, “our company,” “we,” “us” or “our” refer solely to Safehold Inc. and not to any of its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

Common Stock

When we offer to sell a particular class or series of common stock, we will describe the specific terms of the class or series in a prospectus supplement. Accordingly, for a description of the terms of any class or series of common stock, you must refer to both the prospectus supplement relating to that class or series and the description of stock in this prospectus. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement.

General

Our charter provides that we may issue up to 400,000,000 shares of common stock. Our charter authorizes our board of directors (our “board of directors”), with the approval of a majority of the entire board of directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock that we have authority to issue. As of March 31, 2023, 63,929,647 shares of our common stock were issued and outstanding. Under Maryland law, stockholders are not generally liable for our debts or obligations solely as a result of their status as stockholders.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in our charter, each outstanding share of common stock entitles the holder thereof to one vote on all matters on which the stockholders of common stock are entitled to vote, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will vote together as a single class and will possess the exclusive voting power. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies. There is no cumulative voting in the election of our directors.

Holders of shares of common stock generally have no preference, conversion, exchange, sinking fund or redemption rights and generally have no appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any such classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. Holders of shares of common stock generally have no preemptive rights to subscribe for any securities of our company; however, we have granted contractual top-up rights to certain stockholders. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as otherwise provided in our charter, shares of common stock have equal distribution, liquidation and other rights.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common stock or preferred stock into other classes or series of stock. Our board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions that may have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price on our shares of common stock or otherwise be in the best interest of our stockholders.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common Stock and Preferred Stock

We believe the power of our board of directors to amend our charter from time to time to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common stock or preferred stock and to classify or reclassify unissued shares of common stock or preferred stock and thereafter to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Depending upon the terms of the particular class or series, a new class or series may delay, defer or prevent a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, no more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well.

Our charter contains restrictions on the ownership and transfer of our shares of common stock and other outstanding shares of stock. The relevant sections of our charter provide that no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock (the common stock ownership limit), or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes and series of our capital stock (the aggregate stock ownership limit). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the ownership limits. A person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of our stock as described below, would beneficially own or be deemed to beneficially own, by virtue of the applicable constructive ownership provisions of the Code, shares of our stock and/or, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock is referred to as a prohibited owner.

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes or series of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock) by an individual or entity, could, nevertheless, cause that individual or entity, or another individual or entity, to own shares constructively in excess of the ownership limits.

Our board of directors may, in its sole and absolute discretion and subject to the receipt of such certain representations, covenants and undertakings deemed reasonably necessary by the board of directors, prospectively or retroactively, exempt a person from the ownership limits and establish an excepted holder limit for such person. However, our board of directors may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in our failing to qualify as a REIT. In order to be considered by the board of directors for exemption, a person also must provide our board of directors with information and undertakings deemed satisfactory to our board of directors that such person’s ownership of stock in excess of the ownership limits would not cause us to own (directly or indirectly) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us (either directly or indirectly through one or more partnerships or limited liability companies) from such tenant for our taxable year during which such determination is being made would reasonably be expected to equal or exceed the lesser of (i) one percent (1%) of our gross income (as determined for purposes of Section 856(c) of the Code), or (ii) an amount that would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of its waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors with respect to our qualification as a REIT. We have granted a waiver to Star Holdings, a Maryland statutory trust (“Star Holdings”), and each entity in which Star Holdings owns a direct or indirect interest, to own up to 13,522,651 shares of our common stock in the aggregate.

In connection with the waiver of the ownership limits, creating an excepted holder limit or at any other time, our board of directors may, in its sole and absolute discretion, from time to time increase or decrease the ownership limits subject to the restrictions in the paragraph above; provided, however, that the ownership limits may not be decreased or increased if, after giving effect to such decrease or increase, five or fewer persons could own or beneficially own in the aggregate, more than 49.9% in value of our capital stock then outstanding. Prior to the modification of the ownership limits, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. Reduced ownership limits will not apply to any person or entity whose percentage ownership in our shares of common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limits until such time as such person’s or entity’s percentage ownership of our capital stock equals or falls below the decreased ownership limits, but any further acquisition of shares of our capital stock in excess of such percentage ownership of our shares of capital stock will be in violation of the ownership limits.

Our charter further prohibits:

•	any person from beneficially or constructively owning (taking into account applicable attribution rules under the Code) shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT (including, without limitation, any person beneficially or constructively owning shares of our stock that would result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code); and

•	any person from transferring our shares of stock if such transfer would result in our shares of stock being beneficially owned by fewer than 100 persons (determined, as a general matter, without reference to any attribution rules).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the foregoing restrictions on ownership and transfer will be required to give written notice immediately to us (or, in the case of a proposed or attempted acquisition, at least 15 days prior written notice to us) and provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our qualification as a REIT.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors or in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then generally that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for the benefit of the charitable beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits, or our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT or the ownership and transfer restrictions described above, then our charter provides that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares of stock.

Shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner but the trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. To the extent the prohibited owner would receive an amount for such shares that exceeds the amount that such prohibited owner would have been entitled to receive had the trustee sold the shares held in the trust to a third party, such excess shall be retained by the trustee for the benefit of the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares of capital stock to a person designated by the trustee who could own the shares without violating the ownership limitations set forth in the charter. Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust and any dividend or other distribution paid to trustee shall be held in trust for the charitable beneficiary. In addition, if, prior to discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors determine that a proposed transfer would violate the restrictions on ownership and transfer of our shares of stock set forth in our charter, our board of directors will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of our capital stock at any time during our taxable year, within 30 days after the end of each taxable year, is required to give us written notice, stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide us with such additional information as we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder must provide us with such information as we may request in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates, or written statements of information delivered in lieu of certificates, representing shares of our stock will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

When we offer to sell a particular class or series of preferred stock, we will describe the specific terms of the class or series in a prospectus supplement. Accordingly, for a description of the terms of any class or series of preferred stock, you must refer to both the prospectus supplement relating to that class or series and this summary description. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement.

General

Our charter provides that we may issue up to 50,000,000 shares of preferred stock. As of March 31, 2023, we had no shares of preferred stock issued and outstanding.

Our charter authorizes our board of directors to classify and reclassify any unissued shares of preferred stock into one or more classes or series of preferred stock. Prior to issuance of shares of each new class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests.

The specific terms of a particular class or series of preferred stock will be described in the prospectus supplement relating to that class or series, including a prospectus supplement providing that preferred stock may be issuable upon the exercise of warrants or the exercise or conversion of other securities we issue. The description of preferred stock set forth below and the description of the terms of a particular class or series of preferred stock set forth in the applicable prospectus supplement do not purport to be complete and are qualified in their entirety by reference to the articles supplementary or other charter provisions relating to that class or series.

Under Maryland law, stockholders are not generally liable for our debts or obligations solely as a result of their status as stockholders.

The preferences and other terms of the preferred stock of each class or series will be fixed by the articles supplementary relating to such class or series. A prospectus supplement, relating to each class or series, will specify the terms of the class or series of preferred stock as follows:

•	the designation and par value of such class or series of preferred stock,

•	the number of shares of such class or series of preferred stock offered, the liquidation preference per share and the offering price of such class or series of preferred stock,

•	the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such class or series of preferred stock,

•	whether dividends on such class or series of preferred stock are cumulative or not and, if cumulative, the date from which dividends on such class or series of preferred stock shall accumulate,

•	the provision for a sinking fund, if any, for such class or series of preferred stock,

•	the provision for redemption, if applicable, of such class or series of preferred stock,

•	any listing of such class or series of preferred stock on any securities exchange,

•	the preemptive rights, if any, of such class or series of preferred stock,

•	the terms and conditions, if applicable, upon which shares such class or series of preferred stock will be convertible into shares of our common stock or shares of any other class or series of our stock or other securities, including the conversion price (or manner of calculation thereof),

•	a discussion of any additional material federal income tax consequences applicable to an investment in such class or series of preferred stock,

•	any limitations on actual, beneficial and constructive ownership and restrictions on transfer, in each case as may be appropriate to assist us to preserve our status as a REIT,

•	the relative ranking and preferences of such class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our company,

•	any limitations on issuance of any class or series of stock ranking senior to or on parity with such class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our company,

•	any voting rights of such class or series of preferred stock, and

•	any other specific terms, preferences, rights, limitations or restrictions of such class or series of preferred stock.

Rank

Unless otherwise specified in the applicable prospectus supplement, each class or series of preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, rank: (1) senior to all classes or series of our common stock, and to any other class or series of our stock expressly designated as ranking junior to such class or series of preferred stock; (2) on parity with any class or series of our stock expressly designated as ranking on parity with such class or series of preferred stock; and (3) junior to any other class or series of our stock expressly designated as ranking senior to such class or series of preferred stock.

Conversion Rights

The terms and conditions, if any, upon which any shares of any class or series of preferred stock are convertible into shares of our common stock or shares of any other class or series of our stock or other securities will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of our common stock or the number of shares of such other class or series of our stock or other securities into which the shares of preferred stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such class or series of preferred stock, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such class or series of preferred stock.

Restrictions on Ownership and Transfer

To assist us in complying with certain federal income tax requirements applicable to REITs, we expect that each class or series of preferred stock offered pursuant to a prospectus will be subject to certain restrictions relating to the ownership and transfer of such class or series of preferred stock set forth in our charter, including the articles supplementary for each such class or series. The applicable prospectus supplement will specify any ownership limitations relating to such class or series. See “—Common Stock—Restrictions on Ownership and Transfer” for a description of the restrictions on ownership and transfer applicable to shares of our common stock and to shares of our capital stock in the aggregate (including any and all classes or series of our preferred stock).

Caret Units

We have created units of limited liability company interest in our operating company, which we refer to as Caret units that generally entitle holders to amounts equal to the net proceeds from the disposition of Ground Lease assets in excess of the cost borne by us to acquire such Ground Lease assets (including amounts paid to the tenant in connection with the initial development of improvements at the properties). However, we are entitled to deduct from the amount payable to holders of Caret units on account of such net proceeds: (i) accrued unpaid rent under the applicable Ground Lease; and (ii) (a) unrecovered acquisition costs borne by our operating company in connection with other Ground Lease assets that were disposed following the termination of the applicable Ground Lease by reason of default of tenants, and (b) unrecovered costs relating to the issuance, maintenance and management of Caret units as a separate security, among other costs. The number of authorized Caret units is a fixed amount. We have an equity incentive plan providing for grants of Caret units (the “Caret Plan”) to our directors, officers and employees and other eligible participants. Such grants are subject to stock price hurdles and time-based service conditions. As of March 31, 2023, we hold 8,000,000 Caret units, representing 82.2% of the then-outstanding Caret units and 66.67% of the then-authorized Caret units. As of March 31, 2023, participants in the CARET Plan hold 1,499,757 Caret units, representing 15.41% of the then-outstanding Caret units and 12.50% of the then-authorized Caret units. As of March 31, 2023, third-party investors hold 231,071 Caret units, representing 2.37% of the then-outstanding Caret units and 1.93% of the then-authorized Caret units. We may choose to sell a portion of the Caret units we hold to third parties in the future, which would reduce our percentage interest (and indirectly the interest of our stockholders) in cash distributions in respect of Caret units. Issuances of additional shares of our common stock will reduce an individual stockholder’s indirect interest in Caret units, while the interests of Caret unit holders are fixed. Conflicts of interest could arise between the interests of holders of Caret units and holders of our common stock with respect to decisions of whether to issue additional common stock and extend, sell or hold a Ground Lease or combined property in the future.

Stockholders’ Agreements with Certain Investors

SFTY Venture LLC. In connection with our merger with Safehold Inc., a Maryland corporation (“Old Safehold”), we assumed Old Safehold’s obligations under a stockholder’s agreement with SFTY Venture LLC, which made an investment in Old Safehold prior to its initial public offering. The stockholder’s agreement with SFTY Ventures LLC provides the investor the right to purchase additional shares of our common stock up to an amount equal to 10% of future issuances of common stock by us in single issuances of at least $1 million, and on a quarterly basis in respect of other issuances. The purchase price paid by SFTY Venture LLC will generally be the same price as the price per share implied by the transaction that resulted in the relevant issuance. SFTY Venture LLC will also have the right to designate a non-voting board observer and participate as a co-investor in real estate investments for which we are seeking co-investment partners. The foregoing rights are conditioned on SFTY Venture LLC owning at least the lesser of (i) 5.0% of our outstanding common stock and (ii) common stock with a value of $50 million. Based solely on a Schedule 13D filed with the SEC on December 27, 2021, SFTY Venture LLC holds 2,215,000 shares of common stock, or 3.3% based on 63,929,647 shares of common stock outstanding as of March 31, 2023. GIC Real Estate, Inc., the investment manager for SFTY Venture LLC, has the power to vote and dispose of the 2,125,000 shares held directly by SFTY Venture LLC. GIC Real Estate, Inc. shares such powers with GIC Real Estate Private Limited and GIC Private Limited. In addition to the shares held by SFTY Ventures LLC, GIC Private Limited holds 2,123,435 shares of common stock. Jesse Hom, our director, is an employee of GIC Real Estate Private Limited, and affiliate of SFTY Venture LLC.

MSD Partners, L.P. On August 10, 2022, iStar, Old Safehold and MSD Partners, L.P. (“MSD Partners”) entered into a stock purchase agreement pursuant to which MSD Partners agreed to purchase 5,405,406 shares of Old Safehold common stock from iStar for an aggregate purchase price of $200,000,022.00, or $37.00 per share, payable in cash (the “MSD Stock Purchase”). MSD Partners’ rights and obligations under the stock purchase agreement were subsequently assigned to certain of its affiliates. In connection with the closing of the MSD Stock Purchase on March 31, 2023, immediately prior to the effective time of the merger between us and Old Safehold, we and the affiliates of MSD Partners entered into a stockholder’s agreement (the “MSD Stockholder’s Agreement”), which became effective at the effective time of the merger between us and Old Safehold.

The stockholder’s agreement provides the affiliates of MSD Partners with a top-up right to purchase common stock of the Company following certain new issuances of common stock by us. In respect of a new issuance, the affiliates of MSD Partners will have the right to purchase a number of shares of our common stock equal to its proportionate share of the new issuance, based on the MSD Partners affiliates’ then current percentage ownership of our common stock. The MSD Partners affiliates will pay the same price to us as third parties paid in the new issuance. New issuances pursuant to our equity compensation plans are excluded from the MSD Partners affiliates’ right.

The stockholder’s agreement prohibits the MSD Partners affiliates from transferring any of our common stock it acquired in the MSD Stock Purchase on or before September 30, 2023, without our prior consent, not to be unreasonably withheld. Certain transfers to affiliates and bona fide pledges are excluded.

The stockholder’s agreement also provides that (i) the affiliates of MSD Partners will be subject to certain standstill restrictions and (ii) the affiliates of MSD Partners will have the right to designate an observer to our board of directors, in each case, until such time as MSD Partners and its affiliates own less than 5.0% of our outstanding common stock, as calculated in accordance with the stockholder’s agreement.

Star Holdings. At the closing of our merger with Old Safehold, we entered into the governance agreement with Star Holdings, in order to establish various arrangements and restrictions with respect to the governance of our company, and certain rights and restrictions with respect to shares of our common stock owned by subsidiaries of Star Holdings, after the effective time of the merger.

Pursuant to the terms of the governance agreement, Star Holdings and its subsidiaries are subject to customary restrictions on the transfer of any of our common stock held by Star Holdings or its subsidiaries for nine months following the closing date. Furthermore, Star Holdings and its subsidiaries are prohibited from transferring at any time any shares of our common stock held by Star Holdings or its subsidiaries to any person who is known by Star Holdings or its subsidiaries to be an “Activist” or “Company Competitor” (as such terms are defined in the governance agreement), or to any group that, to the knowledge of Star Holdings or its subsidiaries, includes as “Activist” or “Company Competitor,” without first obtaining our prior written consent.

In addition, pursuant to the governance agreement, Star Holdings and its affiliates will be subject to customary standstill restrictions until the earliest to occur of: (a) the termination of the management agreement; (b) the date on which both (i) Star Holdings ceases to beneficially own at least 7.5% of the outstanding shares of our common stock and (ii) Star Holdings is no longer managed by us or our affiliates; or (c) a “change of control” of our company (as such term is defined in the governance agreement) (together, the “restrictive period”).

The standstill restrictions will limit Star Holdings’ and its affiliates’ purchases of additional shares of our common stock in excess of the ownership threshold then applicable to Star Holdings. The standstill restrictions will also restrict Star Holdings’ and its affiliates’ ability to, among other things, propose a merger or other acquisition transaction relating to all or part of our company, call a special meeting of the stockholders, submit any stockholder proposal, participate in a group for such actions, enter into any voting trust or other agreement with respect to the voting of our common stock, or seek a change in the composition of our board of directors (including seeking representation on the board).

In addition, during the restrictive period, Star Holdings and its subsidiaries will vote all shares of our common stock owned by them (a) in favor all persons nominated to serve as our directors by our board of directors or its nominating and corporate governance committee, (b) against any stockholder proposal that is not recommended by our board of directors and (c) in accordance with the recommendations of our board of directors on all other proposals brought before our stockholders.